                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to _______________

                         ------------------------------

                         Commission file number 1-16455


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Reliant Energy, Inc. Savings Plan
                                  P.O. Box 148
                             Houston, TX 77001-0148


B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Reliant Energy, Inc.
                                1000 Main Street
                                Houston, TX 77002

RELIANT ENERGY, INC. SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

   Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

   Schedule H, line 4(i) - Schedule of Assets (Held at End of Year), as of December 31, 2003

   The following schedules required by the Department of Labor's regulations are omitted due to the absence of the conditions under which they are required:

   Schedule of Reportable Transactions

   Schedule of Nonexempt Transactions

   Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

   Schedule of Leases in Default or Classified as Uncollectible

   Schedule of Assets Acquired and Disposed of Within the Plan Year

EXHIBITS:

   Consent of Independent Registered Public Accounting Firm - Melton & Melton, L.L.P. (Exhibit 23.1)

   Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP (Exhibit 23.2)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
  Reliant Energy, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Reliant Energy, Inc. Savings Plan (the "Plan") as of December 31, 2003, and the statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MELTON & MELTON, L.L.P.

Houston, Texas
June 24, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
  Reliant Resources, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Reliant Resources, Inc. Savings Plan (the "Plan") as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Houston, Texas
June 27, 2003

RELIANT ENERGY, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                         December 31,
                                                              -----------------------------------
                                                                  2003                   2002
                                                              ------------           ------------
ASSETS:
  Investments, at fair value                                  $242,967,816           $151,563,214
  Participant Loans                                              4,913,138              4,143,065
  Contributions Receivable-Employer                              4,944,099              2,538,718
                                                              ------------           ------------
NET ASSETS AVAILABLE FOR BENEFITS                             $252,825,053           $158,244,997
                                                              ============           ============

See notes to financial statements.

RELIANT ENERGY, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

ADDITIONS:
   Contributions:
     Employer                                                       $23,114,449
     Participant                                                     27,058,446
   Investment Income:
     Interest                                                         1,406,317
     Dividends                                                        3,160,884
     Net appreciation in fair value of investments                   53,905,428
   Assets transferred in, net                                           148,720
                                                                   ------------
                         Total additions                            108,794,244

DEDUCTIONS:
  Benefits paid to participants                                      14,042,849
  Administrative expenses                                               171,339
                                                                   ------------
                        Total deductions                             14,214,188
                                                                   ------------
NET INCREASE                                                         94,580,056

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                                 158,244,997
                                                                   ------------
NET ASSETS AVAILABLE FOR BENEFITS:
  END OF YEAR                                                      $252,825,053
                                                                   ============

See notes to financial statements.

RELIANT ENERGY, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

 1.   DESCRIPTION OF THE PLAN

      GENERAL - The Reliant Energy, Inc. Savings Plan (formerly, the Reliant Resources, Inc. Savings Plan, and changed effective as of April 26, 2004), (the "Plan"), is a defined contribution plan sponsored by Reliant Energy, Inc. (formerly Reliant Resources, Inc., and changed effective as of April 26, 2004), (the "Company") covering substantially all of the eligible non-union employees of the Company or a subsidiary or an affiliate of the Company that has adopted the Plan. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      ELIGIBILITY - Employees of the Company or a subsidiary or affiliate of the Company as of March 27, 2002, other than employees of Reliant Energy Mid-Atlantic Power Holdings, LLC, Reliant Energy Maryland Holdings, LLC, Reliant Energy New Jersey Holdings, LLC, Reliant Energy Northeast Management Company, or Reliant Energy Mid-Atlantic Power Services, Inc. ("REMA Employees"), that has adopted the Plan and were eligible to participate in the Reliant Energy, Incorporated Savings Plan, were eligible to participate in the Plan on March 28, 2002. Employees of the Company on or after March 28, 2002 are eligible to participate in the Plan on his or her employment date. REMA Employees who, as of January 31, 2002, were eligible to participate in the Reliant Energy Mid-Atlantic Savings Plan for Non-Represented Employees, became eligible to participate in the Plan as of February 1, 2002. REMA Employees hired after February 1, 2002 are eligible to participate in the Plan on his or her employment date.

      CONTRIBUTIONS - Participants may elect to contribute to the Plan on a pre-tax and/or after-tax basis through periodic payroll contributions. These contributions are limited to an aggregate of 16% of the participant's eligible compensation up to the Internal Revenue Service Code (the "Code") section 401(a) (17) limit. For 2003, this limit was $200,000. Active participants who are, or will be, age 50 or older during a calendar year are eligible to make additional pre-tax contributions ("Catch-Up Contributions") to the Plan for that year in excess of the annual pre-tax contribution limit up to a maximum amount permitted by the Code. The total amount of participant pre-tax contributions was limited to $12,000 and $11,000 in 2003 and 2002, respectively. The maximum Catch-Up Contribution amount was $2,000 and $1,000 for 2003 and 2002, respectively. Any contributions in excess of the pre-tax contribution limit, excluding any Catch-Up Contributions, are made to the participant's after-tax account, unless the participant elects otherwise. Plan participants who contribute also receive Company matching contributions equal to 100% of the first 6% of the participant's contribution. Under the provisions of the Plan, the Company may make two types of discretionary profit sharing contributions - one is a payroll profit sharing contribution ("Payroll Profit Sharing Contribution") and the other is an annual profit sharing contribution ("Annual Profit Sharing Contribution"). For any year, the Company may elect, in its sole discretion, to make Payroll Profit Sharing Contributions to the Plan on behalf of participants in an amount equal to a prescribed percentage of pay for each payroll period. The Payroll Profit Sharing Contribution percentage for 2003 and 2002 was 2% and was limited to the first $85,000 of the participant's eligible compensation for the year. The Company may also elect, in its sole discretion, to make an Annual Profit Sharing Contribution of up to 3% of the participants' eligible compensation. The Annual Profit Sharing Contribution may be made in cash, the Company stock or a combination of cash and the Company stock, as determined by the Chairman of the Board, Chief Executive Officer, President, or Chief Operating Officer of the Company. This contribution will generally be made within 90 days following the end of the Plan year. The Annual Profit Sharing Contribution receivable at December 31, 2003 and 2002 was approximately $4.9 million and $2.5 million, respectively.

      Participants do not need to contribute to the Plan to receive Payroll Profit Sharing or Annual Profit Sharing Contributions.

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, allocations of Company discretionary contributions, if applicable, any rollover contributions made by the participant and Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENTS - Participants direct the investment of their contributions into various investment options offered by the Plan. Prior to March 12, 2003, the Annual Profit Sharing Contribution had to remain invested in the Reliant Energy Stock Fund until the participant attained age 55. Effective March 12, 2003, participants could then transfer Annual Profit Sharing Contribution amounts invested in the Reliant Energy Stock Fund to any of the investment funds of the Plan (other than the CenterPoint Energy Common Stock Fund and Texas Genco Holdings, Inc. common stock). On March 17, 2003, the Company made the 2002 Annual Profit Sharing Contribution, which was invested in the Reliant Energy Stock Fund. Participants were able to immediately transfer this contribution to any available investment option.

      VESTING - Participants are fully vested in their total account balance, including Company contributions, under the Plan.

      PARTICIPANT LOANS - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined under the Plan. Principal and interest is paid ratably through payroll deductions.

      PAYMENT OF BENEFITS - On termination of employment including death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments not to exceed ten years.

 2.   SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF FINANCIAL PRESENTATION - The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, as of the date of the financial statements. Actual results could differ from those estimates.

      MARKET RISK - The Plan provides for investments in various investment securities, including CenterPoint Energy, Inc. and Texas Genco Holdings, Inc. (closed to new investment) and the Company common stock, that are exposed to certain risks such as interest rate, credit, and overall market volatility. Due to the level of risk, changes in the value of investment securities could occur in the near term, and these changes could materially affect the amounts reported in the statements of net assets available for benefits.

      ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the year. Units of the Vanguard Retirement Savings Trust are valued at net asset value at the end of the year, which approximates fair value. The common stock funds are valued at the year-end unit closing price (comprised of the year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

      Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

 3.   INVESTMENTS

      Plan assets are held at Vanguard Fiduciary Trust Company (the "Trustee"). The following presents investments that represent 5% or more of the Plan's net assets:

                                                                  December 31,
                                                          ----------------------------
                                                             2003              2002
                                                          -----------       ----------
      MUTUAL FUNDS:
         Neuberger Berman Genesis Trust                   $12,867,444       $8,175,544
         PIMCO Funds: Pacific Investment Management
            Series: Total Return                           16,077,449       16,680,040
         Vanguard 500 Index Fund Investor Shares           22,823,407       12,202,224
         Vanguard Growth Equity Fund                       27,068,076       18,024,267
         Vanguard LifeStrategy Moderate Growth Fund        12,777,079        9,826,568
         Vanguard Windsor II Fund Investor Shares          23,123,282       16,737,814

      COMMON/COLLECTIVE TRUST FUNDS:
         Vanguard Retirement Savings Trust                 30,882,148       21,798,189

      COMMON STOCK FUNDS:
         CenterPoint Energy Stock Fund                     16,274,576       19,074,384
         Reliant Energy Common Stock Fund                  37,584,563       13,617,004

      During 2003, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

      Mutual funds                                             $28,033,687
      Common stocks                                             25,871,741
                                                               -----------
                                                               $53,905,428
                                                               ===========

4.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants would remain 100 percent vested in their account.

5.    RELATED PARTY TRANSACTIONS

      The Plan invests in shares of mutual funds managed by an affiliate of the Trustee, as well as in shares of common stock of the Company. The Plan also provides for loans to participants. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

6.    TAX STATUS

      The Plan obtained its latest determination letter dated August 18, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

RELIANT ENERGY, INC. SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2003

EIN 76-0655566
PLAN 001

  ( a )                     ( b )                                       ( c )                      ( d )       ( e )
--------------------------------------------------------------------------------------------------------------------------
                                                         Description of investment including
            Identity of issue, borrower, lessor or         maturity date, rate of interest,
                        similar party                     collateral, par, or maturity value       Cost    Current value
--------------------------------------------------------------------------------------------------------------------------
         MUTUAL FUNDS:
    *    American Funds EuroPacific Growth Fund      Registered Investment Company                  (1)        $8,856,637

    *    American Funds: New Perspective Fund        Registered Investment Company                  (1)         2,647,665

    *    American Funds: The Growth Fund
         Of America                                  Registered Investment Company                  (1)         1,429,692

    *    Artisan International Fund, International
         Shares                                      Registered Investment Company                  (1)           450,097

    *    Columbia Small Cap Growth Fund, Inc.        Registered Investment Company                  (1)         2,996,138

    *    Davis New York Venture Fund, Inc. -
         Class A Shares                              Registered Investment Company                  (1)           869,258

    *    Dodge & Cox Balanced Fund                   Registered Investment Company                  (1)         3,767,574

    *    Fidelity Securities Fund: Fidelity Dividend
         Growth Fund                                 Registered Investment Company                  (1)         3,337,194

    *    Harris Associates Investment Trust: Oakmark
         Fund; Class I Shares                        Registered Investment Company                  (1)         1,488,443

    *    Neuberger Berman Genesis Trust              Registered Investment Company                  (1)        12,867,444

    *    PIMCO Funds: Pacific Investment Management
         Series: Total Return                        Registered Investment Company                  (1)        16,077,449

    *    T. Rowe Price Equity Income Fund
         Advisor Class                               Registered Investment Company                  (1)           258,773

    *    T. Rowe Small-Cap Stock Fund -
         Advisor Class                               Registered Investment Company                  (1)           477,335

    *    The Gabelli Growth Fund; Class AAA Shares   Registered Investment Company                  (1)            64,589

    *    Vanguard 500 Index Fund Investor Shares     Registered Investment Company                  (1)        22,823,407

    *    Vanguard Capital Opportunity Fund           Registered Investment Company                  (1)         3,017,623

    *    Vanguard Growth Equity Fund                 Registered Investment Company                  (1)        27,068,076

    *    Vanguard LifeStrategy Conservative
         Growth Fund                                 Registered Investment Company                  (1)         1,400,934

    *    Vanguard LifeStrategy Growth Fund           Registered Investment Company                  (1)         2,063,813

    *    Vanguard LifeStrategy  Moderate
         Growth Fund                                 Registered Investment Company                  (1)        12,777,079

    *    Vanguard PRIMECAP Fund                      Registered Investment Company                  (1)         1,722,643

    *    Vanguard Total Bond Market Index Fund       Registered Investment Company                  (1)         2,751,752

RELIANT ENERGY, INC. SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2003 - continued

EIN 76-0655566
PLAN 001

( a )                    ( b )                                       ( c )                      ( d )          ( e )
--------------------------------------------------------------------------------------------------------------------------
                                                      Description of investment including
        Identity of issue, borrower, lessor or          maturity date, rate of interest,
                     similar party                     collateral, par, or maturity value       Cost       Current value
--------------------------------------------------------------------------------------------------------------------------
  *  Vanguard Total Stock Market Fund Investor
     Shares                                            Registered Investment Company             (1)            3,732,773

  *  Vanguard Windsor II Fund Investor Shares          Registered Investment Company             (1)           23,123,282

     COMMON/COLLECTIVE TRUST FUNDS:
  *  Vanguard Retirement Savings Trust                 Common/Collective Trust                   (1)          $30,882,148

     COMMON STOCK FUNDS:
  *  CenterPoint Energy Stock Fund                     Company Stock Fund                        (1)          $16,274,576

  *  Reliant Energy Common Stock Fund                  Company Stock Fund                        (1)           37,584,563

  *  Texas Genco Stock                                 Company Stock                             (1)            2,156,859

  *  Participant Loans                                 Interest rates between 5.0% - 10.5%        0            $4,913,138
                                                                                                             ------------
     Total assets held for investment purposes                                                               $247,880,954
                                                                                                             ============

---------------------
 *   Party in interest.

(1) Cost information has been omitted because all investments are participant-directed.

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Reliant Energy, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     RELIANT ENERGY, INC. SAVINGS PLAN

                                     By /s/ JAMES A. AJELLO
                                        ---------------------------------
                                        James A. Ajello, Chairman of
                                        the Benefits Committee of Reliant
                                        Energy, Inc., Plan Administrator

June 25, 2004